3 December 2004

Warner Chilcott plc

UK Companies Act 1985 - Sections 198-203 - Warner Chilcott plc (the "Company")

This notification relates to issued ordinary shares in the capital of the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

The Company has received notification that, pursuant to s198 of the Act, as at the close of business on 26th November 2004, Lehman Brothers International (Europe) had an interest in 9,137,860 Ordinary shares of the Company. This represents 4.73% of the outstanding share capital of the Company.